SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Cypress Bioscience, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
232674 10 1
(CUSIP Number)
12/31/08
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	232674 10 1	13G	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS Jay D. Kranzler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		2,269,827 [1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		96,742

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,137,602 [2]

WITH:	8	SHARED DISPOSITIVE POWER

228,967

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,366,569

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 (1) Includes (a) 625 shares held directly, (b) 2,136,977 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2008, and (c) 132,225 shares held in the Issuer ’s 401(k) Plan, of which the Reporting person is the trustee. The Reporting Person disclaims beneficial ownership of the 132,225 shares, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities.
2 Excludes the 132,225 shares held in the Issuer’s 401(k) Plan, of which the Reporting Person does not have sole dispositive power.

Item 1(a). Name of Issuer: Cypress Bioscience, Inc., a Delaware corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
4350 Executive Drive, Suite 325
San Diego, CA 92121
Item 2(a). Name of Person Filing: Jay D. Kranzler
Item 2(b). Address of Principal Business Office or, if none, Residence:
4350 Executive Drive, Suite 325
San Diego, CA 92121
Item 2(c). Citizenship: United States
Item 2(d). Title of Class of Securities: Common Stock
Item 2(e). CUSIP Number: 232674 10 1
Item 3. Not Applicable
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	2,366,569 shares, including (i) 2,136,977 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2008, (ii) 625 shares held directly, (iii) 96,742 shares held in the Kranzler Living Trust, and (iv) 132,225 shares held in the Issuer’s 401(k) Plan, of which the Reporting Person is the trustee.

(b)	Percent of Class: 5.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 2,269,827

(ii)	Shared power to vote or to direct the vote 96,742

(iii)	Sole power to dispose or to direct the disposition of 2,137,602

(iv)	Shared power to dispose or to direct the disposition of 228,967
Item 5. Ownership of 5 Percent or Less of a Class
Not applicable
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of a Group
Not applicable
Item 10. Certification
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13th, 2009
Date

/s/ Jay D. Kranzler Signature

Jay D. Kranzler
Printed Name

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)